

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via e-mail:
Mr. Thomas W. Casey
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

      Re: **Clear Channel Outdoor Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 21, 2012
              Form 10-Q for Fiscal Quarter Ended March 31, 2012
              Filed May 4, 2012
              File No. 001-32663

Dear Mr. Casey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Terry French for

                     Larry Spirgel
                     Assistant Director